Exhibit 99.2

April 8, 2025	PRIVATE & CONFIDENTIAL

Ross Silver

Chairman

CLS Holdings USA, Inc.

Special Committee of the Board of Directors

c/o Brueckner Spilter Shelts PLC

8355 East Hartford Drive, Suite 200

Scottsdale, Arizona 85255

Ladies and Gentlemen:

Houlihan Capital, LLC (“Houlihan Capital”) understands that CLS Holdings USA, Inc. (OTCQB:CLSH) (the “Client”, or “Company”) intends to enter into a business combination with the purpose of taking the Company private in a reverse merger. Per conversations with the Client, we understand the Transaction will be structured as a 4 million to 1 reverse stock split, wherein every 4 million shares will be converted to one share post-Transaction. Houlihan Capital understands the Special Committee anticipates the Company would pay “fair value” for the shares, which under Nevada state law is determined as: (1) immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action (unless exclusion would be inequitable); (2) using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and (3) without discounting for lack of marketability or minority status. Houlihan Capital further notes Nevada state law defines “market value” in reference to shares of a corporation as the highest closing sale price of a share during the 30 calendar days immediately preceding the date in question on the applicable securities exchange. Any stockholder with a fractional share count post- Transaction will be paid out in cash at a later date. Houlihan Capital understands the transaction price determined by the Special Committee to be $0.037 per share (“Transaction Price”).

Pursuant to an engagement letter dated January 30, 2025, the Special Committee of the Board of Directors of the Company (the “Special Committee”) engaged Houlihan Capital as its financial advisor to render a written opinion (the “Opinion”), whether or not favorable, to the Special Committee as to whether, as of the date of such Opinion, that the consideration to be issued or paid in the Transaction is fair from a financial point of view to the Company and the shareholders of the Company.

In completing our analysis for purposes of the Opinion set forth herein, Houlihan Capital’s investigation included, among other things, the following:

●	Held discussions with certain members of Company management (“Company Management”) regarding the Transaction, the historical performance, and future outlook;

Special Committee of Board of Directors of CLS Holdings USA, Inc.

April 8, 2025

Fairness Opinion - Confidential

●	Reviewed information provided by Client, including, but not limited to:

o	The Company’s latest reports on Form 10-Q and 10-K and other relevant public documents as filed with the Securities and Exchange Commission;

o	the unaudited financial statements for the year-to-date (“YTD”) period ended February 28, 2025 (Houlihan Capital notes the Company’s fiscal year ends May 31);

o	Management-provided financial projections for the fiscal year(s) ended (“FYE”) May 31, 2025, through May 31, 2027;

o	Operating Agreements related to CLS Holdings, Alternative Solutions LLC, and Serenity Wellness Growers LLC;

o	The Corporate Bylaws of CLS Holdings;

o	Various documents related to sixteen promissory notes issued at various times from January 2, 2024, through February 26, 2025;

●	Reviewed the industry in which the Company operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses; and

●	Developed indications of value for the Company using generally accepted valuation methodologies.

Our analyses contained herein are confidential. The Opinion may be used (i) by the Special Committee in evaluating the Transaction, (ii) in disclosure materials to shareholders of the Company, (iii) in filings with the U.S. Securities and Exchange Commission (including the filing of the Opinion and the data and analysis presented by Houlihan Capital to the Special Committee), and (iv) in any litigation pertaining to matters relating to the Transaction and covered in the Opinion.

No opinion, counsel, or interpretation was intended or should be inferred with respect to matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Furthermore, the Opinion does not address any aspect of the Special Committee’s recommendation to its shareholders with respect to the adoption of the Transaction or how any shareholder of the Company should vote with respect to such adoption or the statutory or other method by which the Company is seeking such vote in accordance with the terms of the Transaction, applicable law, and the Company’s organizational instruments.

This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and subject to the understanding that the obligations of Houlihan Capital and any of its affiliates in the Transaction are solely corporate obligations, and no officer, director, principal, employee, affiliate, or member of Houlihan Capital or their successors or assigns shall be subjected to any personal liability whatsoever (other than for intentional misconduct, bad faith, fraud, or gross negligence), nor will any such claim be asserted by or on behalf of the Company or its affiliates against any such person with respect to the Opinion other than Houlihan Capital.

Special Committee of Board of Directors of CLS Holdings USA, Inc.

April 8, 2025

Fairness Opinion - Confidential

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor, except as stated herein, have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from Company Management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading in any material respect for the purposes of the Opinion. We have not assumed responsibility for any independent verification of this information, nor have we assumed any obligation to verify this information. Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

Several analytical methodologies were considered, and a subset of those were employed, in arriving at the Opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Houlihan Capital did not attribute any particular weight to any single analysis or factor, but instead, made certain qualitative and subjective judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by us and in the context of the circumstances of the Transaction. Accordingly, Houlihan Capital believes that its analyses must be considered as a whole, because considering any portion of such analyses and factors, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the process underlying, and used by Houlihan Capital as support for, the conclusion set forth in the Opinion.

In our analysis and in connection with the preparation of the Opinion, Houlihan Capital has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. Houlihan Capital’s Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Opinion. Houlihan Capital is under no obligation, to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring after the date of the Opinion.

The Opinion is our only formal written opinion as to whether, as of the date of such Opinion, whether or not favorable, to the Special Committee as to whether, that the consideration to be issued or paid in the Transaction is fair from a financial point of view to the Company and the shareholders of the Company. The Opinion does not constitute a recommendation to proceed with the Transaction. Houlihan Capital was not requested to opine as to, and the Opinion does not address, the (i) underlying business decision of Company, its shareholders, or any other party to proceed with or effect the proposed Transaction, (ii) financial fairness of any aspect of the proposed Transaction not expressly addressed in the Opinion, (iii) terms of the Transaction (except as expressly addressed herein), including, without limitation, the closing conditions and any of the other provisions thereof, (iv) fairness of any portion or aspect of the proposed Transaction to the holders of any securities, creditors, or other constituencies of the Company, or any other party, other than those set forth in the Opinion, (v) relative corporate or other merits of the proposed Transaction as compared to any alternative business strategies that might exist for the Company, or (vi) tax, accounting, or legal consequences of the proposed Transaction to either the Company, its shareholders, or any other party.

Special Committee of Board of Directors of CLS Holdings USA, Inc.

April 8, 2025

Fairness Opinion - Confidential

Houlihan Capital, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Neither Houlihan Capital, nor any of its principals, has any ownership or other beneficial interests in the Company and has provided no previous investment banking or consulting services to the Company.

Houlihan Capital has received and is receiving a fee from the Company relating to its services in providing the Opinion that is not contingent on the consummation of the proposed Transaction.

In an engagement letter dated January 30, 2025, Client has agreed to indemnify Houlihan Capital for certain specified matters in connection with Houlihan Capital’s services relating to the Opinion.

Subject to the foregoing qualifications, assumptions, and limitations, as of the date hereof, it is Houlihan Capital’s opinion that the consideration to be issued or paid in the Transaction is fair from a financial point of view to the Company and the shareholders of the Company. The Opinion was unanimously approved by the Fairness Opinion Committee of Houlihan Capital.

Respectfully submitted,

Houlihan Capital, LLC

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